First Financial CorporationA.
P.O. Box 540, Terre Haute, In 47808-0540
      Always Close to Home

Michael A. Carty
Sr. Vice President & CFO
Phone 812-238-6264
Fax: 812-238-6140
August 24, 2009
VIA EDGAR
Christian Windsor
Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	First Financial Corporation Form 10-K for December 31, 2008 File No. 0-16759
Dear Mr. Windsor:
First Financial Corporation (the “Corporation”) hereby submits the following responses to the comments of the Securities and Exchange Commission, Division of Corporation Finance (the “Division”) dated July 22, 2009, concerning the Corporation’s executive compensation disclosures in its proxy statement on Schedule 14A.
The Corporation’s responses to the Division’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Division. A draft of the Corporation’s proposed revised disclosure is attached as Exhibit A.

Christian Windsor
August 24, 2009

Schedule 14A
Base Salary, page 7
1.
In future filings please revise to disclose the methodology used by the committee to determine the specific base salary, bonus amounts and compensation under the Long Term Incentive Plan. We note that you reference a number of factors used. Please explain in specific terms how these resulted in the disclosed compensation. Please refer to Item 402(b)(1)(v) of Regulation S-K.

In future filings, the Corporation will disclose the methodology used by the Compensation Committee to determine the specific base salary, bonus amounts and compensation under the Long Term Incentive Plan. Further, the Corporation will also explain in specific terms how the factors used resulted in the disclosed compensation. For bonus amounts and Long-Term Incentive Plan disclosure set forth in Exhibit A, we have made the disclosures based upon assumptions of what factors the Compensation Committee may utilize, which factors may change. The disclosure in Exhibit A has been provided for purposes of example. Also, we have included in Exhibit A revised disclosures for 2008 regarding the Long-Term Incentive Plan, which will be updated for 2009 factors.
2.
It appears that you may be using targets to award compensation. In future filings please provide the actual targets, even where no compensation was awarded. If you determine that a performance target is confidential due to the potential for competitive harm to your company, as contemplated by Instruction 4 to Item 402(b) of regulation S-K, provide us with your confidentiality analysis supplementally and include in your filings disclosure analyzing the level of difficulty necessary to reach the targets contemplated by the Instruction. For more information on the confidentiality of targets, please look to the report of the Commission Staff regarding executive compensation disclosure, released October 9, 2007.

In future filings the Corporation will, unless it determines that a performance target is confidential due to the potential for competitive harm to the Corporation, provide the actual targets, even where no compensation was awarded. In the event that the Corporation determines that a performance target is confidential, it will provide disclosure analyzing the level of difficulty necessary to reach the targets.

Christian Windsor
August 24, 2009

3.
You reference a number of peer group information sources used by the committee. In future filings, please describe how the committee used comparative compensation information in determining compensation or compensation ranges. To the extent that you use these peer group information to benchmark compensation, please identify the component companies that form part of the peer groups. Disclose whether the compensation committee deviated from peer group benchmarks in setting compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

In future filings the Corporation will describe how the Compensation Committee used comparative compensation information in determining compensation or compensation ranges. Further, in future filings, the Corporation will clarify that it does not use peer group information to benchmark compensation.
4.
In future filings, please reconcile the disclosure at this heading regarding CEO compensation with that on page 10. You say on page 10 that the CEO’s salary is determined according to an employment agreement.

In future filings the Corporation will reconcile the disclosure at this heading regarding CEO compensation with that on page 10.
Annual Bonus Amounts, page 7
5.
In future filings, as you provide the information requested above, please explain why all of the bonus amounts have remained the same for the past three years and how this relates to other forms of compensation which have changed.

In future filings the Corporation will explain why all of the bonus amounts have remained the same for the past three years and how this relates to other forms of compensation which have changed.
First Financial Corporation...Long Term Incentive Plans, page 7
6.
We note the information on page 12. In future filings, please ensure that you include quantification of the target amounts at each payout level and the actual performance results. See our related prior comment.

In future filings, the Corporation will include quantification of the target amounts at each payout level and the actual performance results.

Christian Windsor
August 24, 2009

In connection with its responses to the comments of the Division, the Corporation hereby acknowledges through counsel that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in proceedings initiated by the Commission or any person under the federal securities laws of the United States.
If you or any member of the Staff has any questions concerning the responses provided herein on the document discussed herein, please do not hesitate to contact me.
Sincerely,
(s) Michael A. Carty
Michael A. Carty, Chief Financial Officer
Enclosures

Christian Windsor
August 24, 2009

Exhibit A
Elements of Executive Compensation
The compensation programs of the Corporation for its named executive officers are administered by or under the direction of the Compensation Committee of the Board of Directors and are reviewed on an annual basis to ensure that remuneration levels and benefits are comparable to other similarly sized corporations within our industry and reasonable using the guidelines described above. With respect to the named executive officers other than the Chairman of the Board and Chief Executive Officer, the Compensation Committee reviews and compares individual performance with respect to individual goals, area goals and Corporation goals. Because the Chairman of the Board and Chief Executive Officer have greater responsibility for the overall operations of the Corporation, the Compensation Committee reviews and compares the following with respect to their compensation:
•	the performance of the Corporation and the Bank compared to previous years and to the budget;

•	past compensation levels for these officers;

•	the compensation levels at comparable financial institutions, as discussed below; and

•	total shareholder return.
The elements of the compensation programs for the named executive officers are described in more detail below.
Base Salary. Base salary is a fixed component of total cash compensation and is intended to reward the named executive officers for their past performance and to facilitate the attraction and retention of a skilled and experienced management team. The Board of Directors establishes a total “pool” for salaries for each fiscal year, typically expressed as a percentage increase over the prior year’s total aggregate base salaries. Individual base salary increases for all employees, including the named executive officers, are awarded as allocations from the salary pool. In establishing the amount of the pool, the Board of Directors considers general economic conditions (such as inflation and recessionary factors), the performance of the Company and the Bank and other sources of information such as third-party compensation surveys, including WorldatWork—Financial Institutions, Watson Wyatt, The Conference Board, Mercer, Hewitt and Culpepper Pay Trends. For 2009, the Compensation Committee established a pool of 3.75% over the prior year’s total aggregate base salaries.
The Compensation Committee does not use the third-party data sources for benchmarking the size of the pool, the base salaries, or any other element of compensation for the named executive officers. Rather, such sources are reviewed and considered by the Compensation Committee in order to stay abreast of current compensation practices, levels and structures and thereby better inform its compensation decisions. The Compensation Committee considers all sources of information together and utilizes its members’ experience and judgment in determining the amount of the pool for base salary increases.

Christian Windsor
August 24, 2009

With respect to individual named executive officers, annual increases to base salaries are awarded based on the idea that an increase should reward performance and not longevity. Executive officers who have performed well during the prior year receive a greater allocation from the pool as a base salary increase than do executive officers who have not performed as well during the prior year. Executive officers who have exceeded job expectations may, in the discretion of the Compensation Committee, be awarded a base salary increase which is greater than the amount which would be otherwise dictated by the size of the pool. Conversely, executive officers who did not meet job expectations may, in the discretion of the Compensation Committee, receive little or no percentage increase in base salary. For 2009, the Compensation Committee did not exercise its discretion to award a named executive officer either a base salary increase of greater than the pool for exceeding performance expectations, or no salary increase for failing to meet minimum performance expectations.
More specifically, base salary for a named executive officer is determined after the officer’s performance is reviewed by the Compensation Committee. This review includes an analysis of the performance of the Corporation and the Bank and an analysis of the individual’s performance during the past fiscal year, with a focus on the officer’s quality and quantity of work; supervisory skills; dependability; initiative; attendance; overall skill level; and overall value to the Corporation. In addition, when setting base salaries, the Compensation Committee also reviews certain third-party surveys such as Crowe Midwest Financial Institutions Compensation Survey and the Indiana Banker’s Association Financial Institutions Compensation Survey. The Compensation Committee has not attempted to rank or otherwise assign relative weights to the factors that it considers. The Compensation Committee considers all of the factors as a whole and collectively makes its decision with respect to base salaries in light of the factors that each of the members consider important.
With respect to the determination of the base salary increase for the Chairman of the Board and Chief Executive Officer, the Compensation Committee additionally reviews and considers the factors described on the preceding page as well as the compensation levels of comparable peers in the same geographical area (generally, this consists of financial institutions in Midwestern markets with comparable demographics as the Corporation with assets between $2 billion and $5 billion). With respect to the Chief Executive Officer, the Compensation Committee also considers the terms of Mr. Lowery’s employment agreement. Specifically, prior to a Change in Control (as discussed in “Potential Payment Upon Termination or Change in Control of the Corporation” on page 13), the Compensation Committee may only declare decreases in the base salary awarded to Mr. Lowery if the operating results of the Bank are significantly less favorable than those for the fiscal year ending December 31, 2001 and the Bank makes similar decreases in the base salary it pays to other executive officers of the Bank. Additional information concerning Mr. Lowery’s employment agreement is provided below in the narrative under “Employment Agreements”. As of this time, the Compensation Committee has never decreased Mr. Lowery’s salary.
Similar to the manner in which the Compensation Committee uses third-party survey data in a general manner to inform its decision with respect to the amount of the base salary pool, the Compensation Committee uses the Crowe Midwest Financial Institutions Compensation Survey, the Indiana Banker’s Association Financial Institutions Compensation Survey and other data in a general manner to inform its decisions with respect to setting the base salary of the individual named executive officers. The Compensation Committee does not benchmark the base salaries or any other element of compensation for the named executive officers against these data sources.

Christian Windsor
August 24, 2009

The Compensation Committee has not established a policy or a specific formula for determining the amount or relative percentage of total compensation which should be derived by the named executive officers from their base salary. Rather, the Compensation Committee considers all of the information available to it and utilizes its members’ experience and judgment in determining the amount of the base salaries of the named executive officers.
Annual Bonus Amounts. The Compensation Committee is responsible for the determination of whether an annual bonus should be paid to the named executive officers. It has not established a policy or a specific formula for determining the amount or relative percentage of total compensation which should be derived by the named executive officers from annual bonus payments and has discretion to consider such factors as it determines appropriate. Historically, the determination has been based upon the overall performance of the Corporation and the Bank relative to the established budget. In the event that the Compensation Committee determines that a bonus payment is appropriate in light of the performance of the Company and the Bank, the specific amounts are determined subjectively by the Compensation Committee based upon its evaluation of the Corporation’s and the Bank’s performance to the respective budgets and prior year performance as well as the Compensation Committee’s evaluation of the future prospects of the Corporation and the Bank.
For 2009, the Compensation Committee determined, in light of the Corporation’s and the Bank’s performance relative to budget for [list criteria, such as net income], a bonus payment to each of the named executive officers, in the amounts set forth in the Summary Compensation table was appropriate. Because we endeavor to establish and pay remuneration levels and benefits which are comparable to other similarly sized corporations within our industry, as discussed above, and do not have a “formula” driven bonus plan the Compensation Committee has determined to pay the amount of bonus for 2009 as set forth in the Summary Compensation Table. The Compensation Committee has determined that such amount and the aggregate amount of salary and bonus is reasonable, given the performance of the Corporation for 2009 as compared to budgeted [list criteria, such as net income] and has not varied the amount of the bonus payments from the prior year’s level.
First Financial Corporation 2001 and 2005 Long-Term Incentive Plans. Beginning in 1999, the Board began discussions with several consultants regarding compensation programs. These discussions focused on an analysis of compensation programs of other financial institutions and what actions were needed to provide comparable compensation packages to directors, officers and key employees of the Corporation and its subsidiaries. These discussions and the analysis of the information received culminated with the adoption by the Board in November 2000 of the First Financial Corporation 2001 Long-Term Incentive Plan (the “2001 Plan”), effective January 1, 2001.
The 2001 Plan was designed to enhance the Corporation’s value to stockholders by attracting and retaining qualified directors, officers and other key employees and by providing further incentive for directors, officers and other key employees to give their maximum effort to the continued growth and success of the Corporation. The 2001 Plan is an unfunded, nonqualified plan of deferred compensation which is administered by the Compensation Committee. The 2001 Plan was frozen effective December 31, 2004 to exempt all amounts under the 2001 Plan from the application of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”). The Board adopted the First Financial Corporation 2005 Long-Term Incentive Plan (the “2005 Plan”) as a replacement plan, effective January 1, 2005. The terms of the 2005 Plan comply with the requirements of Code Section 409A and related guidance. Collectively the 2001 Plan and 2005 Plan are referred to as the “Plans.”

Christian Windsor
August 24, 2009

Directors and executive officers who are considered highly compensated employees and who are age 65 or under are eligible to participate in the 2005 Plan; however, the Compensation Committee exempted Mr. Smith from the age limitations at each Plan’s inception and exempted Mr. Rich, who did not become a director until 2005, from the age limitation of the 2005 Plan. The Compensation Committee has designated as participants in the 2005 Plan all directors of the Corporation, the executive officers listed in the summary compensation table on the following page and certain other officers. Individuals are not eligible to receive awards under the Plans after age 65, except for Messrs. Smith and Rich. Furthermore, because Mr. Brighton had not been an employee or director for five years when he entered into the 2005 Plan, he will vest in 20% of the Plan awards in his first year of participation, 40% in the second year, 60% in the third year, 80% in the fourth year, until he becomes 100% vested in the total awards after five years. Mr. Rich, having joined the Corporation when their were four years remaining in the 2005 Plan, was approved by the Compensation Committee to vest in the 2005 Plan in the amounts of 25% in his first year of participation, 50% in his second year of participation, 75% in his third year of participation, until he becomes 100% vested in the total awards after four years.
Awards under the 2005 Plan are based upon the specific “award amount” for each individual specified. There are four tiers of participants, with a different award amount specified for each tier. The first tier consists of Mr. Smith and Mr. Lowery; the second tier consists of Messrs. Carty, White and Clary; the third tier consists of other senior officers; and the fourth tier consists of the directors. The award amounts were established after discussions with, and receipt of, advice from the Corporation’s consultant (the predecessor to Clark Consulting) when the 2001 Plan was established, who had performed an analysis of a peer group of companies for the Corporation and the financial institutions industry generally.
Under the incentive plan, threshold performance objectives must be met in order for any payout to occur. Payouts for each of the named executive officers equal 90% of the respective target award for performance at threshold, 100% of the respective target award for performance at target, and 110% of the respective target award for superior performance. The Compensation Committee spends a significant amount of time analyzing financial measures and determining the level of performance required to receive threshold, target and superior annual incentive payouts. The Compensation Committee established the performance objectives in amounts which it believes to be achievable given a sustained effort on the part of the named executive officers and which require increasingly greater effort to achieve the target and superior objectives. The Compensation Committee may increase or decrease the performance targets and the potential payouts at each performance target, if, in the discretion of the Compensation Committee, the circumstances warrant such an adjustment. The Compensation Committee did not exercise its discretion in this regard in 2008.

Christian Windsor
August 24, 2009

The annual incentive opportunities for each of the named executive officers are based upon weighted factors which are determined by the Compensation Committee based upon its assessment of what is important to the Corporation’s and the Bank’s overall performance and within the scope of control of the respective named executive officers. For 2008, the factors are weighted as follows:

	Bank Net	Contribution	Branch	Average
	Income	to Income	Average Loans	Deposits	Discretionary
Donald E. Smith	100%	0%	0%	0%	0%
Norman L. Lowery	100%	0%	0%	0%	0%
Michael A. Carty	100%	0%	0%	0%	0%
Richard O. White	20%	20%	20%	20%	20%
Thomas Clary	25%	25%	25%	0%	25%
Points are awarded to each of the named executive officers based upon their achievement of certain predefined target levels of performance with respect to each of the factors. The point opportunities for Donald E. Smith, Norman L. Lowery, and Michael A. Carty for 2008 were as follows ($ amounts in thousands):

		Points Awarded for Achievement
		O Points	1 Point		2 Points		3 Points
Factors	2008 Target	(If Less Than)	(If Between)		(If Between)		(If Greater Than)
Bank Net Income	$27,147	$21,718	$21,718	$27,147	$27,147	$32,576	$32,576

Christian Windsor
August 24, 2009

The point opportunities for Richard White for 2008 are as follows ($ amounts in thousands):

		Points Awarded for Achievement
		O Points	1 Point		2 Points		3 Points
Factors	2008 Target	(If Less Than)	(If Between)		(If Between)		(If Greater Than)
Bank Net Income	$27,147	$21,718	$21,718	$27,147	$27,147	$32,576	$32,576
Contribution to Income	$33,480	$26,784	$26,784	33,480	$33,480	$40,176	$40,176
Branch Average Loans	$62,059	$49,647	$49,647	$62,058	$62,058	$74,471	$74,471
Average Deposits	$1,510,956	$1,208,765	$1,208,765	$1,510,941	$1,510,941	$1,813,146	$1,813,146
The point opportunities for Thomas Clary for 2008 are as follows ($ amounts in thousands):

		Points Awarded for Achievement
		O Points	1 Point		2 Points		3 Points
Factors	2008 Target	(If Less Than)	(If Between)		(If Between)		(If Greater Than)
Bank Net Income	$27,147	$21,718	$21,718	$27,147	$27,147	$32,576	$32,576
Contribution to Income	$14,508	$11,606	$11,606	$14,508	$14,508	$17,410	$17,410
Branch Average Loans	$789,070	$631,256	$631,256	$789,062	$789,062	$946,883	$946,883
Actual award amounts are based upon weighted point totals. Any named executive officer that earns between one point and two points will be deemed to have achieved the threshold level of performance and will receive an award at the 90% level. Named executive officers who earn between two points and three points will be deemed to have achieved the target level of performance and will receive an award at the 100% level. Officers who earn three points or more will be deemed to have achieved the superior level of performance and will receive an award at the 110% level. Any named executive officer who fails to earn at least one point will be deemed to have not achieved the threshold level of performance and will not be entitle to receive an award unless, the Compensation Committee determines, in its discretion that the circumstances warrant. The Committee did not exercise its discretion in this regard in 2008.

Christian Windsor
August 24, 2009

Payments under the 2001 and 2005 Plans generally do not begin until the earlier of January 1, 2015, or the January 1 immediately following the year in which the participant reaches age 65. Payment may also be made upon death, disability, change in control or termination for other than cause. Mr. Smith’s payout will not begin until the earlier of January 1, 2010 or death, disability, change in control or termination for other than cause. If a participant is a “key employee” as defined by Code Section 409A, then payments will be suspended for the six-month period following the participant’s separation from service. Payments are in cash only and are generally made in 180 equal consecutive monthly installments.
Life Insurance. As an incentive for executive officers to remain with the Corporation and the Bank, the Corporation also provides a life insurance program (the “Life Insurance Program”) for the named executive officers of the Bank other than Mr. Smith. Under the Life Insurance Program, the Bank purchased a life insurance policy on behalf of and pays the premiums on behalf of each executive officer of the Bank. The policy is owned by the individual and is intended to be fully paid at age 65 for those who were 55 or older, and at age 60 for those who were less than 55 years of age at the time the program was started.
Employee Benefit Plans
401(k) Savings Plan. The First Financial Corporation Employees’ 401(k) Savings Plan (the “Savings Plan”) is a qualified salary reduction plan within the meaning of Code Section 401(k) available to substantially all of the employees of the Corporation and its subsidiaries. Under the Savings Plan all eligible employees may elect to have a portion of their compensation deferred and contributed to their individual accounts within the Savings Plan Trust. Subject to limits established under the Internal Revenue Code, contributions may be directed in any whole percentage between 1% and 50% of the employee’s base compensation and certain variable pay including overtime pay, bonuses, commissions, but excluding welfare benefits, deferred compensation, reimbursements and expense allowances. Amounts contributed to a participant’s individual account in the Savings Plan may be invested, at the direction of the Savings Plan participant, in certain investment fund choices made available for that purpose.
Retirement Plans. The Corporation sponsors the First Financial Corporation Employee Stock Ownership Plan (the “ESOP”) and the First Financial Corporation Employees’ Pension Plan (the “Pension Plan”) for the benefit of substantially all of the employees of the Corporation and its subsidiaries. These plans together constitute a “floor offset” retirement program, so that the Pension Plan provides each participant with a minimum benefit which is offset by the benefit provided by the ESOP.

Christian Windsor
August 24, 2009

Under the terms of the ESOP, the Corporation or its subsidiaries, as participating employers, may contribute Corporation common stock to the ESOP or contribute cash to the ESOP, which will be primarily invested by the Bank, as the ESOP trustee, in the Corporation’s common stock. The amount of contributions, when they are made, is determined by the Board of Directors of the Corporation. No participant contributions are required or allowed under the ESOP. Participants have the right to direct the voting of the shares of the Corporation’s stock allocated to their accounts under the ESOP on all corporate matters. Participants may elect to receive a direct payment of dividends paid on shares of the Corporation’s common stock allocated to their accounts or to have the dividends reinvested in Corporation common stock within the ESOP. Upon completing ten years of participation in the ESOP and attaining age 55 1/2, an ESOP participant may elect to diversify over a six-year period up to 50% of the Corporation’s common stock allocated to the participant’s ESOP account.
For the year ended December 31, 2008, the Corporation contributed 33,015 shares of the Corporation’s stock valued at $1,276,360 to the ESOP. The stock will be allocated to the individual ESOP accounts of the participants who are eligible to receive allocations of those contributions, effective as of December 31, 2008, although the allocation to the individual accounts had not been made or calculated as of the date of mailing of this Proxy Statement.
Defined Benefit Plan. The Pension Plan is a defined benefit pension plan sponsored by the Corporation for the benefit of substantially all of the employees of the Corporation and its subsidiaries. The monthly guaranteed minimum benefit under the Pension Plan is reduced by the monthly benefit derived from the vested portion of the participant’s ESOP account balance, calculated by the actuary for the Pension Plan as a single life annuity. Unless the participant elects an alternate form of benefit under the Pension Plan, the normal retirement benefit, if any, payable under the Pension Plan, will begin at the later of the participant’s retirement or age 65 and be paid monthly for as long as the participant lives. Messrs. Lowery, Carty, Clary and White, having surpassed their 55th birthday and served the Corporation for more than 5 years, are eligible for early retirement under the Pension Plan. The Pension Plan allows for an early retirement benefit equal to a participant’s accrued benefit, determined before the reduction for the monthly ESOP benefit, reduced by 1/180 for each full month for the first five years and 1/360 for each full month for the next five years that the commencement of benefit payments precedes the participant’s normal retirement date.
The following table shows the estimated annual benefits payable under the Pension Plan upon retirement at age 65 in 2008 for various periods of Benefit Service at specified levels of remuneration. A participant’s Final Average Annual Compensation shown under the Pension Plan is generally based on the salary and bonus set forth in the Summary Compensation Table.
[Table Omitted For Purposes Of This Response To The Division]
Explanation of ESOP/Pension Plan Offset Arrangement. The offset between the ESOP and the Pension Plan works in the following manner. If a participant’s ESOP benefit exceeds the benefit he has accrued under the Pension Plan, the participant will receive his ESOP benefit in lieu of the Pension Plan benefit. For example, a participant’s ESOP benefit is $120,000 and his Pension Plan benefit is $100,000. The $120,000 benefit will be paid from the ESOP and $0 will be paid from the Pension Plan. However, if a participant’s Pension Plan benefit exceeds his ESOP benefit, then the participant will receive his ESOP benefit along with the amount the Pension Plan benefit exceeded the ESOP benefit paid from the Pension Plan. For example, a participant’s ESOP benefit is $100,000 and his Pension benefit is $120,000. The $100,000 benefit will be paid from the ESOP and $20,000 will be paid from the Pension Plan.

Christian Windsor
August 24, 2009

Executive Supplemental Retirement Plan. The First Financial Corporation Executive Supplemental Retirement Plan (the “ESRP”) provides supplemental retirement benefits for a select group of management or highly compensated employees to help recompense the employees for benefits reduced due to the imposition of Code limitations on benefits under the Pension Plan. Amounts payable under the ESRP are offset by amounts payable under the First Financial Executives’ Deferred Compensation Plan. The ESRP was frozen effective December 31, 2004 to exempt all amounts under the ESRP from Code Section 409A. The Board adopted The First Financial Corporation 2005 Executive Supplemental Retirement Plan (the “2005 ESRP”) as a replacement plan, effective January 1, 2005. The 2005 ESRP is designed to comply with Code Section 409A. Amounts payable under the ESRP will be offset by amounts payable under the First Financial Corporation Executives’ Deferred Compensation Plan and amounts payable under the 2005 ESRP will be offset by amounts payable under the First Financial Corporation 2005 Executives’ Deferred Compensation Plan.
Executives’ Deferred Compensation Plan. The First Financial Executives’ Deferred Compensation Plan (the “EDC Plan”) permits a select group of management or highly compensated employees to elect to defer compensation from the employers, in addition to that which can be deferred under the Savings Plan, without regard to the limitations imposed by the Internal Revenue Code on the amount of compensation which may be deferred. The EDC Plan also provides for a supplemental ESOP benefit which is equal to the amount of the benefit a participant would have been allocated under the ESOP if not for the limitations imposed by the Internal Revenue Code on the ESOP. Amounts payable under the supplemental ESOP portion of the EDC Plan will offset amounts payable under the ESRP. The EDC Plan was frozen effective December 31, 2004 to exempt all amounts accrued under the EDC from Code Section 409A. The Board adopted the First Financial Corporation 2005 Executives’ Deferred Compensation Plan (the “2005 EDC Plan”) as a replacement plan, effective January 1, 2005. The 2005 EDC Plan is designed to comply with Code Section 409A. Amounts payable under the 2005 EDC Plan will offset amounts payable under the 2005 ESRP.
Explanation of ESRP/EDC Arrangement. The offset between the ESRP and the EDC works just like the ESOP/Pension Plan offset. If a participant’s EDC benefit exceeds the benefit he has accrued under the ESRP, the participant will receive his EDC benefit in lieu of the ESRP benefit. For example, a participant’s EDC benefit is $120,000 and his ESRP benefit is $100,000. The $120,000 benefit will be paid from the EDC and $0 will be paid from the ESRP. However, if a participant’s ESRP benefit exceeds his EDC benefit, then the participant will receive his EDC benefit along with the amount the ESRP benefit exceeded the EDC benefit paid from the ESRP. For example, a participant’s EDC benefit is $100,000 and his ESRP is $120,000. The $100,000 benefit will be paid from the EDC and $20,000 will be paid from the ESRP.

Christian Windsor
August 24, 2009

Employment Agreement
The Bank agreed to enter into an Employment Agreement with Norman L. Lowery, its President and Chief Executive Officer, upon the beginning of Mr. Lowery’s employment in January 1996. The Employment Agreement was finalized and became effective in 1997. It has been extended each year since that time, and was last extended effective January 1, 2009. The Employment Agreement is a five-year agreement which may be extended on each anniversary by the Board of Directors of the Bank for an additional one-year term. During the period of his employment, the Employment Agreement requires that Mr. Lowery devote all of his full business time, attention, skill and efforts to the faithful performance of his duties. He has also agreed to the following nonsolicitation, noncompetition and nondisclosure provisions:
Nonsolicitation. For a one year period after termination for any reason or the expiration of the term, Mr. Lowery will not: (i) solicit any non-legal business of any party which is a customer of the Bank at the time of such termination or during the one-year period immediately preceding such termination, (ii) request or advise any customers or suppliers of the Bank to terminate, reduce, limit or change their business or relationship with the Bank, or (iii) induce, request or attempt to influence any employee of the Bank to terminate his employment with the Bank.
Noncompetition. In the event Mr. Lowery voluntarily terminates his employment with the Bank, he will not during the period of his employment, and for a period of two years following termination: (i) engage in the same trade or business as the Bank which would conflict with the interests of the Bank or in a trade or business competitive with that of the Bank; or (ii) offer or provide employment to any person who then currently is, or who within one year prior to such offer has been, a management-level employee of the Bank.
Nondisclosure. Mr. Lowery will not, directly or indirectly, use any “confidential information” (as defined in the agreement) for any purpose other than for the benefit of the Bank provide any confidential information except as required in the normal course of his service as a consultant or employee of the Bank during the term of the agreement and following termination of the agreement until either (i) such confidential information becomes obsolete; or (ii) such confidential information becomes generally known in the Bank’s trade or industry by means other than a breach of this covenant.
Under the Employment Agreement, Mr. Lowery receives an annual salary equal to his current salary, which is $485,509 for 2009, subject to increases or decreases approved by the Board of Directors, and is entitled to participate in other bonus and fringe benefit plans available to the Corporation’s and the Bank’s employees. Additional information regarding the terms of the Employment Agreement is included in the narrative discussion under “Potential Payment Upon Termination or Change in Control of the Corporation” on page 13.
Accounting and Tax Considerations
We have structured our compensation program to comply with Internal Revenue Code Sections 162(m) and 409A. Under Code Section 162(m), a limitation was placed on tax deductions of any publicly-held corporation for individual compensation to certain executives of such corporation exceeding $1,000,000 in any taxable year, unless the compensation is performance-based. The Company has no individuals with non-performance based compensation paid in excess of the Internal Revenue Code Section 162(m) tax deduction limit. If an executive is entitled to nonqualified deferred compensation benefits that are subject to Section 409A, and such benefits do not comply with Section 409A, then the benefits are taxable in the first year they are not subject to a substantial risk of forfeiture. In such case, the executive is subject to payment of regular federal income tax, interest and an additional federal income tax of 20% of the benefit includible in income.